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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                                                       SEC FILE NUMBER 333-41672
                                                          CUSIP NUMBER 74837Q106

(Check One): |X| Form 10-KSB  |_| Form 20-F  |_| Form 11-K  |_| Form 10-QSB  |_| Form N-SAR
             For Period Ended:  June 30, 2004

             |_|  Transition Report on Form 10-K
             |_|  Transition Report on Form 20-F
             |_|  Transition Report on Form 11-K
             |_|  Transition Report on Form 10-Q
             |_|  Transition Report on Form N-SAR
             For the Transition Period Ended:

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify
Item(s) to which the notification relates:

PART I-- REGISTRANT INFORMATION

Quick-Med Technologies, Inc.
Full Name of Registrant

-------------------------
Former Name if Applicable

3427 SW 42nd Way
Address of Principal Executive Office (Street and Number)

Gainesville, Florida, 32608
City, State and Zip Code

PART II-- RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)
     |X|  (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
     |X|  (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     |_|  (c) The accountant's statement or other exhibit required by Rule
              12b-25(c) has been attached if applicable.

PART III-- NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q,
N-SAR or the transition report, or portion thereof, could not be filed within the prescribed time period:

     The Registrant is working to complete its annual financial statements.
However, the Registrant has been delayed in the finalization of same, primarily due to severe weather impacting the Registrant's head office facilities in
Florida. A series of three hurricanes has negatively impacted the ability of the
Registrant's head office staff to attend to the completion of the annual audit and Annual Report on Form 10-KSB. These major hurricanes are causing significant and severe interruptions, including prolonged lack of electrical power to the
Registrant's head office for more than combined ten working days in September when the annual audit had been originally scheduled to take place.

     The Registrant has used its best efforts to complete the Form 10-KSB in a timely manner; however, due to the above described circumstances the Registrant is unable to complete the Form 10-KSB within the prescribed time limit without unreasonable effort or expense. The Registrant fully expects to complete the
Form 10-KSB within the fifteen day extension period permitted by Rule 12b-25, subject to any other major utility interruptions afflicting Florida.

SEC 1344 (07-03)     Persons who are to respond to the collection of information contained in this form are not required to respond unless
                     the form displays a currently valid OMB control number.

PART IV-- OTHER INFORMATION
(1)  Name and telephone number of person to contact in regard to this notification.
     David S. Lerner               (561)                750-4202
        (Name)                  (Area Code)        (Telephone Number)

(2)  Have all other periodic reports required under Sections 13 or 15(d) of the
     Securities Exchange Act of 1934 or Section 30 of the Investment Registrant
     Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
     |X| Yes
     |_| No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
     |_|Yes
     |X| No
     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                          Quick-Med Technologies, Inc.
                   (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date  September 28, 2004                   By    /s/ David S. Lerner
                                                 David S. Lerner, President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative
(other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal
Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS
1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules
and Regulations under the Securities Exchange Act of 1934.
2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission,
Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and
Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5. Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation
S-T (sections 232.201 or sections 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (sections
232.13(b) of this chapter).